BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction nº 358 of January 3, 2002, hereby informs its shareholders and the market in general that, on the date hereof, its subsidiary BRF Foods GmbH entered into an agreement with FFM Berhad, providing for the cooperation of both parties in FFM Further Processing SDN BHD (“FFP”), a food processing company based in Malaysia, along with an investment by BRF Foods GmbH in FFP in the amount of approximately US$ 16 million (“Transaction”). Upon the completion of the Transaction, BRF Foods GmbH will hold 70% of the shares of FFP and FFM Berhad will hold the remaining 30%.

FFM Berhad is a subsidiary of PPB Group Berhad, a Malaysian conglomerate operating in various business segments in Southeast Asia, including grains, agribusiness and consumer products.

This Transaction is in line with the BRF’s strategy to enhance its presence in Southeast Asia and its continued commitment to strengthen its focus in Muslim markets.

Finally, BRF clarifies that this Transaction does not trigger withdrawal rights to its shareholders since its shares have liquidity and are dispersed, as per article 256, §2º, and article 137, II, of Brazilian Corporations Law.

São Paulo, September 9th, 2016

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer